

Greg Spillane · 2nd

Chief Executive Officer at Fancy.com

San Diego, California · 500+ connections · **Contact info**

 **Fancy.com**

 **University of Southe
California - Marshall**

Experience



Chief Executive Officer

Fancy.com

Jan 2019 – Present · 1 yr 6 mos

Greater New York City Area

Fancy is a curated online retailer that provides a platform for consumers looking to discover the coolest and most innovative fashion, accessories, art and gadgets from emerging brands and artists across the globe.

Managing Director

Growth Maven

Jan 2017 – Present · 3 yrs 6 mos

Greater San Diego Area

Growth Maven is a technology-focused advisory firm that provides consulting services to privately-held companies and investment groups. We help entrepreneurs and investors grow their businesses by assisting with product engineering, fundraising, staffing, go-to-market strategy, and commercialization. Select engagements: **...see mor**



Chief Operating Officer

Events.com

Mar 2014 – May 2017 · 3 yrs 3 mos

Greater San Diego Area

Events.com is VC-backed software company that provides an enterprise-grade, mobile-first, socially-focused, cloud-based event management, and ticketing platform. Executive team member with $12M annual budget authority and overall responsibility for Product Development, UX, Sales, Marketing, and the Customer Experience.   ...see more



Chief Operating Officer

Granicus

Mar 2014 – Nov 2015 · 1 yr 9 mos

Orange County, California Area

Formerly Civica Software (a wholly owned subsidiary of Events.com) - A leader in government technology software and services. Responsible for sales, marketing, and product strategy and execution. Grew revenue by 342% in an 18 month period leading to an acquisition by Granicus Software.



Director Strategic Alliances

Wipro Limited

Jan 2012 – Mar 2014 · 2 yrs 3 mos

United States

Show 4 more experiences ⌄

Education



University of Southern California - Marshall School of Business

Masters, Business Administration



San Diego State University-California State University

BS

Activities and Societies: Scholar Athlete 3-Year Starter on Football Team

Volunteer Experience

Mentor

Academy of Business Technology

Jan 2010 – Jun 2015 • 5 yrs 6 mos

Science and Technology



Advisor

CONNECT - San Diego

Apr 2015 – Oct 2016 • 1 yr 7 mos
Economic Empowerment

Volunteer
Junior Achievemnet
Children



